TravelSafe, Inc.

12926 Morehead

Chapel Hill, NC 27517

December 4, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TravelSafe, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 27, 2013

File No. 333-191443

Dear Mr. Spirgel:

We are in receipt of your comment letter dated November 21, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to comment 1 from our letter dated October 24, 2013 and reissue. While you may have taken steps in the development of your business plan by contacting potential service providers, senior centers and marketing channels, we not that the company has no revenues, no contracts or agreements with potential service providers, no clients and no employees apart from your sole officer and director who devotes only 10 hours per week to the business. Given your lack of operations, please revise your registration statement to clearly identify the company as a shell company. Identify all selling shareholders as underwriters without qualification and fix the sales price to the public for the duration of the offering.

RESPONSE:	We have revised the Registration Statement to include disclosure of the fact that we are a shell company. We have also identified our selling shareholders as underwriters without qualification and fixed the sales price to the public for the duration of the offering.

Prospectus Cover Page

2.	We note your response to comment 2 and reissue as it appears you are a shell company. Please revise your disclosure to highlight the limitations on resales of securities purchased in this offering. Review the disclosure (here and elsewhere) to make clear that resales of the company’s shares are not permitted under Rule 144(i) until 12 months after the company is no longer a shell company.

RESPONSE:	We have revised the disclosure on the prospectus cover page and throughout the document to reflect that the Company is a shell company.

Prospectus Summary, page 1

3.	We note your revision in response to our comment 3. Instead of revising the heading you changed to “Plan,” please revise the first sentence of your disclosure under this heading to clarify that you “plan” to be in the business you identify.

RESPONSE:	We have made the revision to the overview to state that “[W]e plan to be the business of…”

Directors, Executive Officers, Promoters and Control Persons, page 26

4.	We note your response to comment 15. Please also disclose the dates that Mr. Fahlberg worked at the companies mentioned in his biography.

RESPONSE:	On page 26, we have revised our discussion of Mr. Fahlberg’s job history to include the dates that he worked at the companies mentioned.

5.	We note your response to comment 16. Please disclose that The Golf Alliance Corporation (n/k/a Inception Mining Inc.) and New Age Translation Inc. (n/k/a InfoLogix Inc.) were development stage companies and that the acquisitions were reverse mergers.

RESPONSE:	On page 26, we disclosed that The Golf Alliance Corporation and New Age Translation were development stage companies and that the acquisitions were reverse mergers.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Travelsafe, Inc.

By:	/s/ John Fahlberg
Name: John Fahlberg
Title: President